Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a press release issued by Towers Watson & Co. (“Towers Watson”) regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the press release available on November 10, 2015.

PROXY ADVISORY FIRMS RECOMMEND TOWERS WATSON STOCKHOLDERS VOTE “FOR” PROPOSED MERGER WITH WILLIS

Proxy Mosaic and Egan-Jones Issue Reports in Support of Proposed Combination

Company Urges Stockholders to Vote FOR the Proposed Transaction

ARLINGTON, Va. – November 10, 2015 – Towers Watson & Co. (NASDAQ:TW) a global professional services company, today announced that proxy advisors Proxy Mosaic, LLC (“Proxy Mosaic”) and Egan-Jones Ratings Company (“Egan-Jones”), have both recommended that Towers Watson stockholders vote for the proposed merger of equals with Willis Group Holdings (NYSE:WSH).

The Company issued the following statement commenting on the Proxy Mosaic and Egan-Jones reports:

“We are pleased that Proxy Mosaic and Egan-Jones recognize the compelling strategic rationale and value creation potential of a Willis/Towers Watson combination. These recommendations further underscore our belief that this transaction – which is expected to deliver approximately $4.7 billion in total incremental value to stockholders – is a unique opportunity to bring together two highly complementary companies to drive profitable long-term growth. We fully agree that this transaction is in the best interest of our stockholders, and encourage them to support the transaction.”

In its November 9, 2015, report, Proxy Mosaic stated1:

•	“The combination will allow both companies to accelerate existing plans for growth in the other company’s respective field, as well as facilitate market share capture in populations where each firm has dominance…”

•	“Not only does an MoE allow the companies to [combine] at a relatively low cost; having an experienced counterpart in the other business would minimize execution risk and allow the combined company to realize best practices from each other’s business while maintaining control of its existing businesses while minimizing the loss of human capital.”

•	“Structuring the deal as a merger of equals means forgoing the control premium typically paid to a target’s shareholders in an acquisition, but we have seen no evidence that the board’s processes in evaluating this transaction were anything less than thorough and rigorous. The fixed exchange ratio was determined on June 10, 2015 based on 60-day VWAP of both companies as of June 5, 2015 and, according to management, maximizes consideration due to Towers Watson shareholders.”

[1]	Permission to quote from the Proxy Mosaic report was neither sought nor obtained.

•	“[T]he real prize for Towers Watson is a fast-tracked brokerage license that will allow the company to further its own growth agenda, namely by leveraging Willis’ global distribution network to extend the reach of its global reach in health insurance.”

•	“[W]e believe that the long-term value to be realized in this combination is compelling, and that the current Towers Watson management team has the kind of track record of success with integration to warrant a large degree of trust.”

In its November 5, 2015, report, Egan-Jones stated2:

•	“[E]gan-Jones views the proposed transaction to be a desirable approach in maximizing shareholder value.”

•	“[W]e believe that approval of the merger agreement is in the best interests of the Company and its shareholders and its advantages and opportunities outweigh the risks associated to the transaction.”

Towers Watson will hold a special meeting of its stockholders to vote on the proposed merger with Willis at 8:00 a.m. local time on November 18, 2015 at the Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139. Towers Watson stockholders of record as of the close of business on October 1, 2015 will be entitled to vote at the Towers Watson special meeting.

Investors with questions about the transaction or how to vote their shares may contact the Company’s proxy solicitor, MacKenzie Partners Inc., toll-free at 800-322-2885. Additional information on how to vote is available at www.willisandtowerswatson.mergerannouncement.com.

About Towers Watson

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. With 16,000 associates around the world, the company offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Learn more at towerswatson.com.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND

[2]	Permission to quote from the Egan-Jones report was neither sought nor obtained.

THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Contacts:

Investor Contact

Aida Sukys

aida.sukys@towerswatson.com

+1 703-258-8033

Media Contacts

Sard Verbinnen & Co

Michael Henson/Conrad Harrington

+44 (0) 20 3178 8914

Bryan Locke/Jenny Gore

+1 312 895 4700

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